UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 30, 2024

RF ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41332	61-1991323
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 Somerset, #05-06

Singapore 238164

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +65 6904 0766

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one redeemable warrant, and one right to receive one-tenth of one share of Class A Common Stock	RFACU	The Nasdaq Stock Market LLC

Share of Class A Common Stock, par value $0.0001 per share	RFAC	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	RFACW	The Nasdaq Stock Market LLC

Rights, each right receives one-tenth of one share of Class A Common Stock	RFACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

As previously disclosed on the Form 8-K filed on April 30, 2024 with the Securities and Exchange Commission, RF Acquisition Corp., a Delaware corporation (the “Company”), received written notice (the “Notification Letter”) from the listing qualifications department of The Nasdaq Stock Market LLC (“Nasdaq”) on April 29, 2024, stating that the Company was not in compliance with Listing Rule 5450(a)(2), which requires the Company to have at least 400 total holders for continued listing on the Nasdaq Global Market (the “Minimum Total Holders Rule”).

The Notification Letter provided that the Company had 45 calendar days to submit to Nasdaq a plan to regain compliance. If the plan was approved by Nasdaq, the Company would be granted an extension of up to 180 calendar days (or until October 26, 2024) to regain compliance (the "Compliance Period"). On June 11, 2024, the Company submitted a plan to regain compliance with Nasdaq Listing Rule 5450(a)(2) for continued listing on the Nasdaq Global Market stating that the Company was working to ensure that it will have at least 400 total holders for continued listing on the Nasdaq Global Market as required, in connection with, and as a result of, its entry into the Business Combination Agreement, dated as of October 18, 2023 (as further amended by Amendment No. 1 on December 1, 2023, Amendment No. 2 on December 15, 2023, Amendment No. 3 on January 31, 2024, and Amendment No. 4 on September 30, 2024, the “Business Combination Agreement”), by and among the Company, GCL Global Holdings Ltd, Grand Centrex Limited, GCL Global Limited, and RF Dynamic LLC, and the consummation of the business combination as detailed in the Business Combination Agreement.

However, on October 30, 2024, the Company received written notice from Nasdaq stating that the Company has not regained compliance with Nasdaq Listing Rule 5450(a)(2) within the Compliance Period. Accordingly, unless the Company requests an appeal of this determination, the Company’s securities will be delisted from The Nasdaq Global Market, trading of the Company’s securities will be suspended at the opening of business on November 8, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq. The Company fully intends to appeal such determination by requesting a hearing to the Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series to stay the suspension of trading of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

Forward Looking Statements

This Current Report on Form 8-K (the “Current Report”) includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, that there can be no assurance that the Company will regain compliance with Nasdaq Listing Rule 5450(a)(2) in the future, or otherwise meet Nasdaq compliance standards, or that Nasdaq will grant the Company any relief from delisting as necessary or that the Company can ultimately meet applicable Nasdaq requirements for any such relief. The forward-looking statements contained in this Current Report speak only as of the date of this Current Report and the Company undertakes no obligation to publicly update any forward-looking statements to reflect changes in information, events, or circumstances after the date of this report, unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RF Acquisition Corp.

By:	/s/ Tse Meng Ng
Name:	Tse Meng Ng
Title:	Chief Executive Officer

Date: November 4, 2024